The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

July 23, 2003

Office of International Corp
Division of Corporate Finar
Securities and Exchange Co
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

APPLICATION FOR COMMENCEMENT OF CORPORATE REHABILITATION PROCEDURES OF HAYASHI MARINE CO., LTD. AND ITS AFFILIATED COMPANY

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

July 17, 2003

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Application for commencement of corporate rehabilitation procedures of Hayashi Marine Co., Ltd. and its affiliated company

The Resolution and Collection Corporation has applied to the Tokyo District Court etc. for the commencement of corporate rehabilitation procedures of the companies, Hayashi Marine Co., Ltd. and its affiliated company, Eiyushoji Company, both of which have transactions with our subsidiary, The Chuo Mitsui Trust & Banking Co., Ltd.
We hereby inform you of the claims to the companies.

1. Profile of Hayashi Marine Co., Ltd.
(1) Head office address: 4-18, Naminohira-Machi, Nagasaki City, Nagasaki
(2) Name of representative: Eiji Hayashi
(3) Capital: ¥ 40 million
(4) Business: Trade of secondhand ships, Charter of ships, Hotel management, Golf links management

2. Profile of Eiyushoji Company
(1) Head office address: 4-18, Naminohira-Machi, Nagasaki City, Nagasaki
(2) Name of representative: Eiji Hayashi
(3) Capital: ¥ 30 million
(4) Business: Trade of secondhand ships, Charter of ships, Hotel management

3. Event that occurred in connection to the companies, and the date of the event
: July 17, 2003
: Applied to the Tokyo District Court etc. for the commencement of corporate rehabilitation procedures

4. Amount of claims to the companies.
The Chuo Mitsui Trust and Banking Co., Ltd.: ¥10,139 million (Hayashi Marine Co., Ltd.)
The Chuo Mitsui Trust and Banking Co., Ltd.: ¥2,173 million (Eiyushoji Company)

5. Impact of the event on the performance of the Mitsui Trust Holdings, Inc.
There is no change to our projected financial results for the term through March 2004 as we have already prepared loan loss reserve for the companies.

[For inquiries concerning this matter]
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827


The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

July 23, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ALLIANCE BETWEEN NIKKO BEANS, INC. AND THE CHUO MITSUI TRUST AND BANKING CO., LTD. IN SUCCESSION AND INHERITANCE BUSINESS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

July 16, 2003

To Whom It May Concern:

Company name: Nikko Beans, Inc.

Company name: Mitsui Trust Holdings, Inc.
(Code No.: 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.

Alliance between Nikko Beans, Inc. and The Chuo Mitsui Trust and Banking Co., Ltd. in Succession and Inheritance Business

Nikko Beans, Inc. ("Nikko Beans", head office: Chuo-ku, Tokyo, President: Shuichi Numaguchi) and The Chuo Mitsui Trust and Banking Co., Ltd. ("Chuo Mitsui", head office: Minato-ku, Tokyo, President: Kazuo Tanabe) have agreed to enter into an alliance involving succession, testamentary processing and inheritance related businesses.

On and after July 16, Nikko Beans will start providing its customers with contents of succession and inheritance prepared by Chuo Mitsui by website, and will also introduce its customers to Chuo Mitsui who requests for a consult about succession. Chuo Mitsui will assist customers introduced by Nikko Beans in consultations for preparation of testament and inheritance procedures and provide them with products and services such as testamentary trusts.

Nikko Beans has been providing its customers with services to introduce professional consultations, such as "service to introduce licensed tax accountant" and "service for investment advice", and also believes that this alliace will enable to upgrade its services for customers.

Chuo Mitsui has been developing businesses of succession of estates and inheritance in response to growing social interest, and believes that this alliance will increase the opportunities to provide these products and services.

[Outline of alliance]

1. Dealing with specific consultations
   (1) Whenever a customer requests for a consult on succession and inheritance, Nikko Beans will introduce the customer to Chuo Mitsui, after obtaining the customer's approval.
   (2) Chuo Mitsui will consult with the introduced customer via phone from the nearest branch or through interview at the nearest branch (free of charge).
   (3) Chuo Mitsui will also provide products and services such as testamentary trusts and inheritance processing at the request of the customer (a charge will be involved).

2. Provision of information and answering questions via internet
   (1) Chuo Mitsui will establish a special section for consultation on succession and inheritance, exclusively for the customers of Nikko Beans, accessible from the display screen for members. (This special section will offer information on succession and inheritance, and a consultation sheet to enable customers to receive consultations concerning the information.)
   (2) When a customer questions about succession and inheritance via internet using "consultation sheet", the correspondent desk of Chuo Mitsui will answer customer's questions via e-mail.

3. Starting date of the services
   July 16, 2003.

(Attached reference)

Basic scheme for the alliance in the succession and inheritance business.

Attachment

Basic scheme concerning alliances in " succession and inheritance business"

1. Dealing with specific consultations



Nikko Beans' customers
(1) Consultation on succession and inheritance via internet or telephone
Nikko Beans
Support center
(2) Introducing customers, who request for consultations, to Chuo Mitsui
Chuo Mitsui
Estates Management Operations Center, Business Planning Department
(3) Customer contacts a nearby branch
79 branchs
(4) Consultation via telephone or interview by specialist staff

2. Provision of information and answering questions via internet



Nikko Beans' customers
(1) Access to the website via internet
Website exclusively for Nikko Beans' customers
Button linked to " special section for consultations on succession and inheritance"
Shifts website
Chuo Mitsui's online consultation
Website for " special section for consultation about succession and inheritance"
Button for " consultation sheet"
(2) Customer sends a " consultation sheet"
Chuo Mitsui
Tokyo DMC* Inbound Center
(3) Answering customers' questions via e- mail
(Consult as shown in 1, (4) above as necessary)

* Direct Marketing Center